Exhibit 99.1

Condensed Consolidated Interim Financial Statements
March 31, 2025 and 2024
(Unaudited)
(Expressed in U.S. dollars unless otherwise noted)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2025 and December 31, 2024
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents		$978,142	$856,797
Accounts receivable and other	4	201,770	190,676
Inventories	5	276,853	278,995
Current other assets	6	—	138,932
Current derivative assets	16	695	52
Assets held for sale		16,763	16,686
		1,474,223	1,482,138
Restricted cash		2,192	2,177
Deferred tax assets		19,487	19,487
Other assets	6	118,091	120,418
Property, plant and equipment		4,245,172	4,118,782
Goodwill		92,591	92,591
		$5,951,756	$5,835,593
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$374,578	$366,690
Current portion of lease liabilities		5,107	4,693
Current portion of asset retirement obligation		5,528	5,071
Current derivative liabilities	16	76,967	25,587
Liabilities associated with assets held for sale		10,334	10,133
		472,514	412,174
Debt	7	932,814	915,425
Lease liabilities		10,071	10,030
Employee benefit plan obligations		11,356	10,910
Asset retirement obligations		133,469	127,925
Non-current derivative liabilities	16	48,396	35,743
Deferred income tax liabilities		358,197	434,939
		1,966,817	1,947,146
Equity
Share capital	12	3,442,250	3,433,778
Shares held in trust for restricted share units	12	(12,965)	(12,970)
Contributed surplus		2,607,605	2,612,762
Accumulated other comprehensive (loss) income		(27,681)	56,183
Deficit		(2,017,258)	(2,193,163)
Total equity attributable to shareholders of the Company		3,991,951	3,896,590
Attributable to non-controlling interests		(7,012)	(8,143)
		3,984,939	3,888,447
		$5,951,756	$5,835,593

Approved on behalf of the Board of Directors
(signed) John Webster        Director         (signed) George Burns        Director

Date of approval: May 1, 2025

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(1)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2025 and 2024
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2025	Three months ended March 31, 2024

Revenue
Metal sales	8	$355,245	$257,967

Cost of sales
Production costs		148,311	123,006
Depreciation and amortization		60,169	54,479
		208,480	177,485

Earnings from mine operations		146,765	80,482

Exploration and evaluation expenses		6,990	4,433
Mine standby costs		4,131	2,686
General and administrative expenses		7,066	9,494
Employee benefit plan expense		1,014	1,174
Share-based payments expense	13	4,362	2,049
Write-down of assets		2,689	722
Foreign exchange loss (gain)		6,284	(172)
Earnings from operations		114,229	60,096

Other expense	9	(59,727)	(8,934)
Finance (costs) recovery	10	(12,244)	32
Earnings from continuing operations before income tax		42,258	51,194
Income tax (recovery) expense	11	(32,608)	16,052
Net earnings from continuing operations		74,866	35,142
Net loss from discontinued operations, net of tax		(1,333)	(1,381)
Net earnings for the period		$73,533	$33,761

Net earnings attributable to:
Shareholders of the Company		72,402	33,605
Non-controlling interests		1,131	156
Net earnings for the period		$73,533	$33,761

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		71,983	35,194
Discontinued operations		419	(1,589)
		$72,402	$33,605

Net earnings (loss) attributable to non-controlling interest:
Continuing operations		2,883	(52)
Discontinued operations		(1,752)	208
		$1,131	$156

Weighted average number of shares outstanding
Basic	12	204,762,059	202,706,218
Diluted	12	206,501,722	203,929,570

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.35	$0.17
Diluted earnings per share		$0.35	$0.16

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.35	$0.17
Diluted earnings per share		$0.35	$0.17

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(2)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three months ended March 31, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2025	Three months ended March 31, 2024

Net earnings for the period	$73,533	$33,761
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	22,519	34,873
Income tax expense on change in fair value of investments in marketable securities	(3,021)	(4,703)
Actuarial gains on employee benefit plans	185	83
Income tax expense on actuarial losses on employee benefit plans	(44)	(22)
Total other comprehensive earnings for the period	19,639	30,231
Total comprehensive income for the period	$93,172	$63,992

Attributable to:
Shareholders of the Company	92,041	63,836
Non-controlling interests	1,131	156
	$93,172	$63,992

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(3)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2025	Three months ended March 31, 2024
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$74,866	$35,142
Adjustments for:
Depreciation and amortization		60,617	55,344
Finance costs (recovery)	10	12,244	(32)
Interest income	9	(8,257)	(5,051)
Foreign exchange loss		6,563	1,662
Income tax (recovery) expense	11	(32,608)	16,052
(Gain) loss on disposal of assets		(7,288)	182
Unrealized loss on derivative contracts	9	63,390	16,887
Write-down of assets		2,689	722
Share-based payments expense	13	4,362	2,049
Employee benefit plan expense		1,014	1,174
		177,592	124,131
Property reclamation payments		(795)	(835)
Employee benefit plan payments		(420)	(594)
Income taxes paid		(48,115)	(19,474)
Interest received		8,257	5,051
Changes in non-cash operating working capital	14	1,510	(13,024)
Net cash generated from operating activities of continuing operations		138,029	95,255
Net cash generated from operating activities of discontinued operations		191	110

Investing activities
Additions to property, plant and equipment		(158,495)	(120,688)
Capitalized interest paid		(9,116)	(8,908)
Proceeds from the sale of property, plant and equipment		98	12
Value added taxes related to mineral property expenditures, net		13,306	3,396
Purchase of marketable securities		—	(11,130)
Proceeds from the sale of investments in marketable securities		155,078	—
Deposit on property, plant and equipment		(5,616)	—
Decrease in other investments		—	1,136
Net cash used in investing activities of continuing operations		(4,745)	(136,182)

Financing activities
Issuance of common shares for cash, net of share issuance costs		2,313	4,616
Contributions from non-controlling interests		—	173
Proceeds from Term Facility - Commercial loans and RRF loans	7	—	15,312
Proceeds from Term Facility - VAT Facility	7	15,756	5,517
Repayments of Term Facility - VAT Facility	7	(18,390)	—
Interest paid		(8,462)	(8,347)
Principal portion of lease liabilities		(1,346)	(1,112)
Purchase of shares held in trust for restricted share units	12	(1,810)	(958)
Net cash (used in) generated from financing activities of continuing operations		(11,939)	15,201

Net increase (decrease) in cash and cash equivalents		121,536	(25,616)
Cash and cash equivalents - beginning of period		856,797	540,473
Change in cash in disposal group held for sale		(191)	(110)
Cash and cash equivalents - end of period		$978,142	$514,747

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(4)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2025	Three months ended March 31, 2024

Share capital
Balance beginning of period		$3,433,778	$3,413,365
Shares issued upon exercise of share options		2,313	4,616
Shares issued upon exercise of performance share units		5,282	—
Transfer of contributed surplus on exercise of options		877	1,956
Balance end of period	12	$3,442,250	$3,419,937

Shares held in trust for restricted share units
Balance beginning of period		$(12,970)	$(19,263)
Shares purchased and held in trust for restricted share units		(1,810)	(958)
Shares redeemed upon exercise of restricted share units		1,815	7,093
Balance end of period	12	$(12,965)	$(13,128)

Contributed surplus
Balance beginning of period		$2,612,762	$2,617,216
Share-based payments arrangements		2,817	719
Shares redeemed upon exercise of restricted share units		(1,815)	(7,093)
Shares redeemed upon exercise of performance share units		(5,282)	—
Transfer to share capital on exercise of options		(877)	(1,956)
Balance end of period		$2,607,605	$2,608,886

Accumulated other comprehensive (loss) income
Balance beginning of period		$56,183	$(4,751)
Other comprehensive earnings for the period attributable to shareholders of the Company		19,639	30,231
Reclassification of accumulated other comprehensive income to equity on derecognition of equity investments		(103,503)	—
Balance end of period		$(27,681)	$25,480

Deficit
Balance beginning of period		$(2,193,163)	$(2,488,420)
Net earnings attributable to shareholders of the Company		72,402	33,605
Reclassification of accumulated other comprehensive income to equity on derecognition of equity investments		103,503	—
Balance end of period		$(2,017,258)	$(2,454,815)
Total equity attributable to shareholders of the Company		$3,991,951	$3,586,360

Non-controlling interests
Balance beginning of period		$(8,143)	$(6,182)
Earnings attributable to non-controlling interests		1,131	156
Contributions from non-controlling interests		—	173
Balance end of period		$(7,012)	$(5,853)
Total equity		$3,984,939	$3,580,507

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, and Greece.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company’s head office and principal address is located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2024.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements except as described below for adoption of new accounting standards and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
All amounts are presented in U.S. dollars ("$") unless otherwise stated.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 1, 2025.
(b) Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2024.

3. Material accounting policies
Adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2025:
•Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.
(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Accounts receivable and other

	March 31, 2025	December 31, 2024

Trade receivables	$60,352	$57,832
Value added tax and other taxes recoverable	30,799	30,984
Other receivables and advances	34,078	21,128
Prepaid expenses and deposits	16,541	20,732
Deferred consideration (i)	60,000	60,000
	$201,770	$190,676
(i) In October 27, 2021, the Company completed a sale of the Tocantinzinho Project ("TZ"), a non-core gold asset, located in Brazil. The Company entered into a definitive agreement (the "GMIN Agreement") with G Mining Ventures Corp. (“GMIN”) to divest TZ. Under the terms of the GMIN Agreement, Eldorado will receive a deferred consideration of $60.0 million in cash to be paid following TZ commencing commercial production, payable on or before the first anniversary of commercial production (“Deferred Consideration”). The $60.0 million gain was recognized in other income in Q3 2024. GMIN declared commercial production on September 3, 2024. Six to nine months after commercial production is achieved, GMIN has the option to notify Eldorado and to defer payment of 50% of the Deferred Consideration at a cost of $5.0 million, in which case $30.0 million is payable upon the first anniversary of the commencement of commercial production and $35.0 million is payable upon the second anniversary of the commencement of commercial production.

5. Inventories

	March 31, 2025	December 31, 2024

Ore stockpiles	$11,492	$15,286
In-process inventory and finished goods	143,556	137,599
Materials and supplies	121,805	126,110
	$276,853	$278,995
The presentation of the prior period amounts were amended to conform with the presentation adopted in the current period, specifically the reclassification of amounts between line items in the note.

6. Other assets

	March 31, 2025	December 31, 2024

Investment in marketable securities and debt securities	$34,407	$172,168
Value added tax and other taxes recoverable	69,930	77,610
Prepaid loan costs	3,137	3,489
Deposits and other	10,617	6,083
	$118,091	$259,350
Less: current marketable securities and debt securities (i)	—	(138,932)
Non-current other assets	$118,091	$120,418

(i) The remaining GMIN investment held at December 31, 2024 was sold in January 2025 for CDN $223.1 million ($155.1 million).
(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
7. Debt

	March 31, 2025	December 31, 2024
Senior Notes, net of unamortized transaction fees of $4,316 (2024 - $4,525) and initial redemption option of $2,960 (2024 - $3,103)	$498,644	$498,578
Redemption option derivative asset	(8,153)	(7,575)
Commercial Loan Facility, net of unamortized transaction fees of $21,703 (2024 - $21,751)	306,527	293,550
RRF Facility, net of unamortized transaction fees of $5,256 (2024 - $5,445)	126,747	119,935
VAT Facility, net of unamortized transaction fees of $503 (2024 - $559)	9,049	10,937
	$932,814	$915,425

(a) Senior Notes
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The Senior Notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increase in fair value for the three months ended March 31, 2025 is $0.6 million (three months ended March 31, 2024 – $2.1 million), which is recognized in finance costs.
The Senior Notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants as at March 31, 2025.
The fair market value of the Senior Notes as at March 31, 2025 is $491.9 million (December 31, 2024 – $491.4 million).

(b) Skouries Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €100.8 million ($109.1 million) as at March 31, 2025, issued under the Company's $350.0 million revolving senior secured credit facility ("Credit Facility") (Note 7(c)). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries Project.

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
7. Debt (continued)
(b) Skouries Project Financing Facility (continued)
The Term Facility components are at the following interest rates:
i.Commercial Loan Facility - €480.4 million at a variable interest rate comprised of 6-month Euribor plus a fixed margin, with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 16(e)).
ii.RRF Facility - €100.0 million at a fixed interest rate of 3.04% and €100.0 million at a fixed interest rate of 4.06%, both for the term of the facility.
iii.Contingent Overrun Facility - €60.0 million for additional capital costs at a variable interest rate comprised of 6-month Euribor plus a fixed margin with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 16(e)).
In the three months ended March 31, 2025, the Company did not draw down on the Term Facility. In the three months ended March 31, 2025, the Company completed drawdowns on the VAT Facility totalling €15.0 million ($15.8 million) and made repayments of €17.2 million ($18.4 million).
In April 2023, in accordance with the requirements of the Term Facility, the Company entered into a secured hedging program including gold and copper commodity swaps, an interest rate swap and U.S. dollar to Euro forward contracts (Note 16(d),(e),(f)).
Drawings from the Term Facility will continue on a periodic basis through the earlier of March 31, 2026, or three months following completion of the Skouries Project. In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising the deferral option in January 2025, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027, or 18 months following completion of the Skouries Project.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios. The Company is in compliance with its covenants as at March 31, 2025.
As at March 31, 2025, €133.2 million ($144.0 million) (December 31, 2024 – €157.3 million ($163.4 million)) of cash and cash equivalents are designated for the use of constructing the Skouries Project and to fund reimbursable VAT expenditures relating to the Skouries Project.
(c) Senior Secured Credit Facility
On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Company's Credit Facility. As at March 31, 2025, after giving effect to investments in the Skouries Project to date, the amount outstanding under the letter of credit for Skouries was €100.8 million ($109.1 million) and the Company's available balance on the Credit Facility was $240.6 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.
The Credit Facility is subject to standard conditions and covenants. At March 31, 2025, the Company was in compliance with the applicable covenants. The Company is required to comply with covenants which include an interest coverage ratio (maintain an interest coverage ratio with respect to each rolling four quarter period of not less than 3.00:1.00) and a net leverage ratio (maintain an net leverage ratio with respect to each rolling four quarter period of not more than 3.50:1.00).
(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Revenue
For the three months ended March 31, 2025, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$127,767	$121,594	$—	$249,361
Gold revenue - concentrate	50,552	—	33,176	83,728
Silver revenue - doré	1,468	447	—	1,915
Silver revenue - concentrate	1,445	—	6,573	8,018
Lead revenue - concentrate	—	—	3,144	3,144
Zinc revenue - concentrate	—	—	4,508	4,508
Revenue from contracts with customers	$181,232	$122,041	$47,401	$350,674
Provisional adjustments on current year concentrate sales	2,003	—	946	2,949
Provisional adjustments on prior year concentrate sales	3,464	—	(1,842)	1,622
	$186,699	$122,041	$46,505	$355,245

For the three months ended March 31, 2024, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$76,222	$92,998	$—	$169,220
Gold revenue - concentrate	38,153	—	30,839	68,992
Silver revenue - doré	844	455	—	1,299
Silver revenue - concentrate	1,641	—	7,959	9,600
Lead revenue - concentrate	—	—	4,872	4,872
Zinc revenue - concentrate	—	—	4,465	4,465
Revenue from contracts with customers	$116,860	$93,453	$48,135	$258,448
Provisional adjustments on current year concentrate sales	485	—	1,310	1,795
Provisional adjustments on prior year concentrate sales	1,009	—	(3,285)	(2,276)
	$118,354	$93,453	$46,160	$257,967

The presentation of the prior period note was amended to conform with the presentation adopted in the current period including the reclassification of amounts between line items in the note.
(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
9. Other (expense) income

	Three months ended March 31, 2025	Three months ended March 31, 2024

Unrealized loss on derivative instruments	$(63,390)	$(16,887)
Realized loss on derivative instruments	(10,899)	—
Interest income	8,257	5,051
Other	6,305	2,902
	$(59,727)	$(8,934)

10. Finance costs (recovery)

	Three months ended March 31, 2025	Three months ended March 31, 2024

Interest cost on Senior Notes	$7,878	$7,874
Interest cost on Term Facility	6,730	3,703
Change in fair value of redemption option derivative (Note 7)	(578)	(2,143)
Discount on disposal of marketable securities	5,147	—
Other interest and financing costs (recovery)	1,437	(3,133)
Asset retirement obligation accretion	1,479	1,217
Interest expense on lease liabilities	410	399
Total finance costs	$22,503	$7,917
Less: capitalized interest	(10,259)	(7,949)
	$12,244	$(32)

11. Income tax (recovery) expense

	Three months ended March 31, 2025	Three months ended March 31, 2024

Current tax expense	$47,199	$12,438
Deferred tax (recovery) expense	(79,807)	3,614
	$(32,608)	$16,052

Deferred tax recovery includes the recognition of a $73.5 million deferred tax asset on tax attributes that became available in the quarter.
(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
12. Share capital and earnings per share
(a) Share capital

	2025		2024
	Number of common shares	Total	Number of common shares	Total

Issued and outstanding, beginning of year	204,946,024	$3,433,778	203,138,351	$3,413,365
Shares issued upon exercise of share options	239,444	2,313	825,522	4,616
Estimated fair value of share options exercised transferred from contributed surplus	—	877	—	1,956
Shares issued on redemption of performance share units	284,411	5,282	—	—
Issued and outstanding, March 31	205,469,879	$3,442,250	203,963,873	$3,419,937
Shares held in trust for restricted share units, beginning of year	(344,839)	$(12,970)	(762,819)	$(19,263)
Purchased for future settlement of restricted share units	(120,000)	(1,810)	(82,000)	(958)
Released for settlement of restricted share units	178,432	1,815	454,094	7,093
Shares held in trust for restricted share units, March 31	(286,407)	$(12,965)	(390,725)	$(13,128)
Issued and outstanding, net of shares held in trust, March 31	205,183,472	$3,429,285	203,573,148	$3,406,809

(b) Earnings per share
The weighted average number of common shares for the purposes of diluted earnings per share reconciles to the weighted average number of common shares used in the calculation of basic earnings per share as follows:

	Three months ended March 31, 2025	Three months ended March 31, 2024
Weighted average number of common shares used in the calculation of basic earnings per share	204,762,059	202,706,218
Dilutive impact of share options	661,801	532,278
Dilutive impact of restricted share units and restricted share units with performance criteria	336,060	515,449
Dilutive impact of performance share units	741,802	175,625
Weighted average number of common shares used in the calculation of diluted earnings per share	206,501,722	203,929,570

As at March 31, 2025, 1,133,641 options (March 31, 2024 – 1,988,796) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.

(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
13. Share-based payment expense

	Three months ended March 31, 2025	Three months ended March 31, 2024

Share options	$838	$655
Restricted shares with no performance criteria	1,064	527
Restricted shares with performance criteria	—	(630)
Performance shares	915	167
Deferred units	1,545	1,330
	$4,362	$2,049

14. Supplementary cash flow information

	Three months ended March 31, 2025	Three months ended March 31, 2024
Changes in non-cash operating working capital:
Accounts receivable and other	$(4,472)	$18,259
Inventories	(2,672)	(11,792)
Accounts payable and accrued liabilities	8,654	(19,491)
	$1,510	$(13,024)

15. Commitments and contractual obligations
The Company’s commitments and contractual obligations that had significant changes as at March 31, 2025 compared to December 31, 2024 include:

	Within 1 year	2 years	3 years	4 years	5 years	Over 5 years	Total

Debt - Term Facility*	$—	$53,703	$88,302	$88,302	$73,585	$183,220	$487,112
Purchase obligations	6,926	4,058	23	—	—	—	11,007
* Does not include interest on debt.
Purchase obligations relate primarily to capital projects at Skouries.

(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Derivative financial instruments

	March 31, 2025	December 31, 2024

Assets
Foreign currency collars	$638	$—
Euro forward contracts	27	—
Warrants	30	52
Total derivative assets	$695	$52

Classified as:	March 31, 2025	December 31, 2024

Current	$695	$52
Non-Current	—	—
	$695	$52

	March 31, 2025	December 31, 2024

Liabilities
Foreign currency collars	$31	$194
Euro forward contracts	318	2,353
Gold collars	74,129	20,465
Gold commodity swaps	32,724	18,149
Copper commodity swaps	6,707	3,165
Interest rate swaps	10,672	12,167
Foreign currency forward contracts	782	4,837
Total derivative liabilities	$125,363	$61,330

Classified as:	March 31, 2025	December 31, 2024

Current	$76,967	$25,587
Non-Current	48,396	35,743
	$125,363	$61,330

(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Derivative financial instruments (continued)
(a)Foreign Currency Collars
In December 2024, the Company entered into new zero-cost collars that mature monthly from January to December 2025 (Canadian dollar collars - US$7.5 million monthly; Euro collars - $6.0 million monthly).
These derivatives are not designated as hedging instruments. Changes in the fair value of the foreign currency collars are recorded in other income (expense).
As at March 31, 2025, the Company's outstanding currency derivative instruments were as follows:

2025
Canadian dollar collars
Canadian dollar contracts	US$67,500
Weighted average put strike price (USD:CDN)	1.33
Weighted average call strike price (USD:CDN)	1.56

Euro collars
Euro contracts	US$54,000
Weighted average put strike price (EUR:USD)	1.10
Weighted average call strike price (EUR:USD)	0.99

Canadian dollar collars totalling $22.5 million and Euro collars totalling $18.0 million expired in the three months ended March 31, 2025 without financial settlement.

(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries Project. From April 2025 to May 2025, €5.0 million will be delivered to the Company every month at a forward rate of EUR/USD 1.1160.
In October 2023, the Company entered into additional foreign exchange forward contracts to fix the U.S. dollar to Euro exchange rate. From April 2025 to May 2025, €2.5 million will be delivered to the Company every month at a forward rate of EUR/USD 1.0785.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other income (expense).
During the three months ended March 31, 2025, €22.5 million was delivered to the Company, on which a $1.1 million realized derivative loss was recognized (March 31, 2024 – nil).

(c)Gold Collars
In May 2023, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025.
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other income (expense).
(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Derivative financial instruments (continued)
(c) Gold Collars (continued)
As at March 31, 2025, the Company's outstanding gold collars were as follows:

2025

Gold ounces	150,003
Weighted average put strike price per ounce	US$1,900
Weighted average call strike price per ounce	US$2,667

During the three months ended March 31, 2025, 50,001 ounces were settled (March 31, 2024 – 50,001 expired), on which a $9.8 million realized derivative loss was recognized (March 31, 2024 – nil).

(d)Gold and Copper Commodity Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper forward sales contracts are recorded in other income (expense).

(e)Interest Rate Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the 6-month Euribor index. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other income (expense).
In June 2024, the Company entered into interest rate swaps with an effective date of December 31, 2025, covering 70% of the variable interest rate exposure of the contingent overrun facility, under the 6-month Euribor index. The interest rate swaps have a fixed rate of 2.748% and mature on December 31, 2032. The interest payment frequency is every six months.
During the three months ended March 31, 2025 and March 31, 2024, there were no interest rate swap settlements.

(f)Foreign Currency Forward Contracts
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other income (expense).

(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The table below provides the carrying value and fair value of financial instruments at March 31, 2025 and December 31, 2024. There were no amounts transferred between levels of the fair value hierarchy during the period. Financial assets and liabilities carried at amortized cost and whose carrying amount approximates fair values due to their short-term maturities are excluded from the table including cash and cash equivalents, term deposits, restricted cash, other receivables and deposits, other assets, accounts payable and accrued liabilities.

	March 31, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount		Fair value
	Level 1(10)	Level 2		Level 1(10)	Level 2

Marketable securities (1)	28,849	—	28,849	166,723	—	166,723
Investments in debt securities (2)	5,558	—	5,558	5,445	—	5,445
Settlement receivables (3)	—	60,352	60,352	—	57,832	57,832
Deferred consideration (4)	—	60,000	60,000	—	60,000	60,000
Deferred unit liability (5)	(7,365)	—	(7,365)	(5,778)	—	(5,778)
Senior Notes, excluding derivative asset (6)	—	(498,644)	(491,850)	—	(498,578)	(491,350)
Redemption option derivative asset (7)	—	8,153	8,153	—	7,575	7,575
Project financing facility (8)	—	(442,323)	(442,323)	—	(424,422)	(424,422)
Derivative assets (9)	—	695	695	—	52	52
Derivative liabilities (9)	—	(125,363)	(125,363)	—	(61,330)	(61,330)
Net financial assets (liabilities)	$27,042	$(937,130)	$(903,294)	$166,390	$(858,871)	$(685,253)

(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Investments in debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period. Changes in fair value are recorded in revenue.
(4)The deferred consideration is carried at amortized cost and approximates fair value (Note 4).
(5)Deferred units liability classified as fair value through profit and loss with fair value based on observable prices in active markets.
(6)Senior Notes, excluding the redemption option derivative asset (Note 7), is carried at amortized cost. The fair value of the Senior Notes is based on observable prices in inactive markets.
(7)The redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the Senior Notes and is classified as fair value through profit and loss (Note 7) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(8)The project financing facility includes the Term Facility and the VAT Facility (Note 7), and is carried at amortized cost. The fair value approximates the carrying amount.
(9)Derivative assets and liabilities are classified as fair value through profit and loss (Note 16) with fair value based on observable prices in active markets.
(10)The fair value of financial instruments traded in active markets are based on quoted market prices at the date of the statements of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.
(17)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at March 31, 2025 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies, particularly from its operations in Turkiye, Canada and Greece.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 16(a)) at the Olympias mine and Lamaque Complex, respectively.
In conjunction with the Term Facility, the Company also uses foreign currency forward contracts to fix the U.S. dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries Project (Note 16(b)), and a portion of the Term Facility repayments (Note 16(f)), reducing its exposure to foreign exchange risk.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
In conjunction with the Term Facility, the Company continues to use gold and copper commodity swap contracts, reducing its exposure to fluctuations in future metal prices. The contracts settle on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 16(d)).
The Company also uses zero-cost gold collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025 (Note 16(c)).
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility include amounts at variable rates based on 6-month Euribor. To reduce interest rate risk, the Company has entered into interest rate swaps covering 70% of the variable interest rate exposure related to the Term Facility (Note 16(e)).
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Credit Facility. As at March 31, 2025, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €100.8 million ($109.1 million) and the Company's available balance on the revolving credit facility was $240.6 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.
(18)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, income tax expense (recovery), property, plant and equipment, and total debt. As at March 31, 2025, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes Lamaque Complex and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania, and is classified as a disposal group held for sale at March 31, 2025. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.

(19)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information (continued)

For the three months ended March 31, 2025	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$186,699	$122,041	$46,505	$—	$—	$355,245
Production costs	72,267	35,742	40,302	—	—	148,311
Depreciation and amortization	28,642	19,644	11,883	—	—	60,169
Earnings (loss) from mine operations	$85,790	$66,655	$(5,680)	$—	$—	$146,765

Other significant items of income and expense
Write-down of assets	$1,329	$146	$1,214	$—	$—	$2,689
Exploration and evaluation expenses	2,255	3,008	81	—	1,646	6,990
Mine standby costs	—	1,457	2,674	—	—	4,131
Income tax expense (recovery)	41,731	(54,359)	(16,959)	—	(3,021)	(32,608)
Earnings from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	419	—	419

Capital expenditure information
Additions to property, plant and equipment during the period **	$35,068	$36,467	$100,862	$—	$780	$173,177
Capitalized interest	—	—	10,259	—	—	10,259

Information about assets and liabilities
Property, plant and equipment	$850,205	$772,451	$2,608,676	$—	$13,840	$4,245,172
Goodwill	—	92,591	—	—	—	92,591
	$850,205	$865,042	$2,608,676	$—	$13,840	$4,337,763

Debt	$—	$—	$442,323	$—	$490,491	$932,814

* Discontinued Operations.
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

(20)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information (continued)

For the three months ended March 31, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$118,354	$93,453	$46,160	$—	$—	$257,967
Production costs	52,782	35,201	35,023	—	—	123,006
Depreciation and amortization	22,818	18,651	13,010	—	—	54,479
Earnings (loss) from mine operations	$42,754	$39,601	$(1,873)	$—	$—	$80,482

Other significant items of income and expense
Write-down (recovery) of assets	$1,064	$—	$(342)	$—	$—	$722
Exploration and evaluation expenses	1,171	2,530	141	—	591	4,433
Mine standby costs	—	277	2,409	—	—	2,686
Income tax expense (recovery)	3,522	12,840	4,393	—	(4,703)	16,052
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(1,589)	—	(1,589)

Capital expenditure information
Additions to property, plant and equipment during the period**	$31,261	$26,522	$57,157	$—	$7,062	$122,002
Capitalized interest	—	—	7,949	—	—	7,949

* Discontinued Operations.
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

For the year ended December 31, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Information about assets and liabilities
Property, plant and equipment	$839,030	$754,566	$2,511,051	$—	$14,135	$4,118,782
Goodwill	—	92,591	—	—	—	92,591
	$839,030	$847,157	$2,511,051	$—	$14,135	$4,211,373

Debt	$—	$—	$424,422	$—	$491,003	$915,425

* Discontinued Operations.
(21)